

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-mail
Mr. Justin D. Gover
Chief Executive Officer
GW Pharmaceuticals plc
Porton Down Science Park, Salisbury
Wiltshire, SP4 0JQ
United Kingdom

>   **Re: GW Pharmaceuticals plc**
>   **Registration statement on Form F-1**
>   **Filed March 19, 2013**
>   **File No. 333-187356**

Dear Mr. Gover:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you filed an amendment on March 26, 2013 containing exhibits which are the subject of a pending application for confidential treatment. Please be advised that any comments on this application and the exhibits contained in the March 26, 2013 amendment will be sent in a separate letter.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue, page F-9

3. On page 52 you disclose that your revenue is calculated as a percentage of the net sales price charged by your commercial partners who commercialize and distribute Sativex and that your sales are therefore determined by the commercial success of your partners in achieving launches in new countries, the level of pricing charged by your partners in each country and the rate of sales growth. On page 7 you disclose a £0.7 million adjustment to revenue recorded in the first quarter of fiscal 2013 associated with price reductions imposed by German authorities, of which £0.6 million relates to fiscal 2012 sales. In order to gain an understanding of your revenue recognition related to product sales and the impact of the German price reduction, please address the following:

- Please tell us how you meet each of the five revenue recognition criteria in paragraph 14 of IAS 18 in order to recognize product sales upon delivery to the customer. In your response, specifically tell us:
    o How you have transferred the significant risks and rewards of ownership of your goods as required by paragraph 14(a) of IAS 18. In this regard, explain to us how your revenue is not contingent on the derivation of revenue by your partner from its resale of the product as stipulated in paragraph 16(b) of IAS 18. Tell us what would happen if your partner is unable to sell the product it purchased from you; explain what price your partner is obligated to pay you; and
    o How the amount of revenue you recorded is measured reliably as required by paragraph 14(c) of IAS 18. In this regard, it appears that the £0.6 million adjustment recorded related to fiscal 2012 sales of Sativex represents approximately 24% of total Sativex revenues recorded in fiscal 2012 and German sales likely represent only a fraction of these total sales as you disclose on page 51 that you have launched Sativex in seven countries. In your response tell us how much of the £0.6 million adjustment relates to product you shipped to your partner prior to the July 1, 2013 effective date of the retroactive price reduction in Germany.
- In a risk factor on page 15 you disclose that reimbursement approvals must be obtained on a country-by-county basis and the negotiation process in some countries can exceed 12 months. Please tell us if the March 2013 "pricing decision" in Germany was your reimbursement approval for Sativex or if this pricing decision was in addition to a reimbursement approval already received. If the latter, please tell us when you received initial reimbursement approval in Germany.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Edward S. Best, Esq.
David S. Bakst, Esq.
Jonathan L. Kravetz, Esq.
David T. Kajunski, Esq.